

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2013

Via E-mail
Clint E. Stein
Chief Financial Officer
Columbia Banking System, Inc.
1301 "A" Street
Tacoma, Washington 98402-4200

  Re: **Columbia Banking System, Inc.**
     Amendment No. 1 to Registration Statement on Form S-4
     Filed December 28, 2012
     File No. 333-184742

Dear Mr. Stein:

  We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Regulation S-K requires that certain information be current as of the last completed fiscal year. Where appropriate, please update your disclosure to include the information required by Item 18(a)(7) of Form S-4 for the year ended December 31, 2012.

The Merger

Background of the Merger, page 52

2. We note your response to comment 18 of our letter dated November 29, 2012. Please provide the specific details of Columbia's original indication of interest, and the subsequent enhanced proposal which constituted an approximate 2.3% increase over the May proposal.

Sandler O'Neill's Relationship, page 76

3. We note your response to comment 22 of our letter dated November 29, 2012. In the first paragraph of this section, you state that "Sandler O'Neill has not received any other fees" from either company; however, in the second paragraph, you disclose many services you perform for each company and do not disclose the compensation associated with such services. Please revise your disclosure to include such fees in accordance with Section 1015(b)(4) of Regulation M-A.

Litigation Related to the Merger, page 106

4. We note your disclosure that West Coast has agreed to make certain supplemental disclosures related to the proposed merger. Please identify such disclosures.

Exhibits

5. Please file any remaining exhibits in your next amendment to the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Act of 1933 and the Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3464 with any questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc.   Via E-mail
        Stephen Klein
        Graham & Dunn PC